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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Claxson Interactive Group Inc.

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

G21912 10 3

(Cusip Number)

Paul Berkowitz, Esq.
Greenberg Traurig P.A.
1221 Brickell Avenue
Miami, FL 33131
(305) 579-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21912 10 3

1.	Name of Reporting Person: Roberto A. Vivo		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Uruguay

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 913,394*

		8.	Shared Voting Power: 6,250**

		9.	Sole Dispositive Power: 913,394*

		10.	Shared Dispositive Power: 6,250**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 919,644***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.7%****

14.	Type of Reporting Person (See Instructions): IN

*	Includes vested and exercisable options granted to Mr. Vivo covering 111,203 Common Shares.
**	Includes 6,250 Common Shares owned by Sarandí Comunicaciones S.A. (“Sarandí”), of which Mr. Vivo may be deemed to be the beneficial owner because he is a 25% owner of Sarandí. Mr. Vivo disclaims beneficial ownership of all shares owned by Sarandí.
***	Excludes share options covering 292,362 Common Shares which are not currently exercisable.
****	Based on 19,477,414 Common Shares outstanding as of May 28, 2004 (as confirmed by representatives of the Issuer).

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CUSIP No. G21912 1 03	Schedule 13D

     The Schedule 13D, dated September 21, 2001, of Roberto A. Vivo as amended by Amendment No. 1 dated December 30, 2002 (the “Schedule 13D”) is hereby amended as set forth herein. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D. This Amendment No. 2 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

Items 3 and 5 are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Considerations

     Mr. Vivo and Militello Limited (“Militello”), an entity wholly-owned by Mr. Vivo, acquired 473,291 Common Shares described in this Schedule 13D in exchange for 4,736,914 shares of El Sitio in connection with the merger of El Sitio with and into a subsidiary of Claxson on September 21, 2001 (the “Transaction”). The Transaction was consummated pursuant to a Combination Agreement, dated as of October 30, 2000, as amended by Amendment No. 1 to the Combination Agreement, dated as of June 26, 2001, among Claxson (formerly New Site, Inc.), Ibero-American Media Partners II, Ltd., Carlyle Investments LLC and Carlton Investments LLC (as assignees of Newhaven Overseas Corp.) (“Carlyle/Carlton”), Hicks, Muse, Tate & Furst Latin America Fund, L.P., Hicks, Muse, Tate & Furst Latin America Private Fund, L.P., HMLA 1-SBS Coinvestors, L.P. and El Sitio.

     The Common Shares subject of this Schedule 13D also include Common Shares owned by Sarandí Comunicaciones S.A. (“Sarandí”). Sarandí acquired beneficial ownership of 6,250 Common Shares in exchange for the 62,500 El Sitio common shares that it held at the time of the Transaction. Mr. Vivo may be deemed to be the beneficial owner of the 6,250 Common Shares owned by Sarandí because he is a 25% owner of Sarandí. Mr. Vivo disclaims beneficial ownership of all Common Shares owned by Sarandí.

     On December 30, 2002, Militello transferred to Mr. Vivo its entire interest in Claxson, which consisted of 473,691 Common Shares (the “Transferred Shares”). Mr. Vivo, being the sole shareholder of Militello, held beneficial ownership of the Transferred Shares prior to such transfer. No payment was made in consideration for the transfer, and, accordingly, no funds were borrowed or otherwise obtained by Mr. Vivo to acquire the Transferred Shares. Since Militello no longer owns any Common Shares, it is no longer a joint filer of this Schedule 13D.

     Mr. Vivo had previously listed Common Shares owned by IMPSAT Fiber Networks, Inc. (“IMPSAT”) as Common Shares of which he may be deemed to be the beneficial owner of, although he disclaimed the beneficial ownership thereof. Mr. Vivo ceased being a director of IMPSAT on March 25, 2003 and, therefore, no longer lists these Common Shares as shares of which he may be considered a beneficial owner of.

     Mr. Vivo purchased 300,000 Common Shares on the open market at $2.51 per share on May 27, 2004 and 28,500 Common Shares on the open market at $3.01 per share on June 2, 2004 (the “Purchased Shares”). Mr. Vivo used personal funds to acquire the Purchased Shares and did not borrow any funds for this purpose.

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CUSIP No. G21912 1 03	Schedule 13D

Item 5. Interest in Securities of the Issuer

     The aggregate number and percentage of outstanding shares beneficially owned by Mr. Vivo is set forth below.

     (a)-(b) Mr. Vivo may be deemed to be the beneficial owner of 919,644 Common Shares, representing the beneficial ownership of approximately 4.7% of the Issuer’s outstanding Common Shares.* This beneficial ownership amount is comprised of vested and currently exercisable options granted to Mr. Vivo covering 111,203 Common Shares, as well as 802,191 Common Shares owned directly by Mr. Vivo and 6,250 Common Shares owned by Sarandí. Mr. Vivo has sole voting and dispositive power with respect to 913,394 Common Shares, and he shares voting and dispositive power with respect to 6,250 Common Shares.** This beneficial ownership amount does not include unvested and unexercisable options granted to Mr. Vivo covering 292,362 Common Share.

     (c) Except as set forth below, there have been no transactions by the Reporting Persons effected during the past 60 days of this report.

     1. On May 27, 2004, Mr. Vivo purchased 300,000 Common Shares on the open market at $2.51 per share.

     2. On June 2, 2004, Mr. Vivo purchased 28,500 Common Shares on the open market at $3.01 per share.

     (d) Not applicable.

     (e) Not applicable.

*	Based on 19,477,414 Common Shares outstanding as of May 28, 2004 (as confirmed by representatives of the Issuer).

**	Mr. Vivo disclaims beneficial ownership of all shares owned by Sarandí.

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CUSIP No. G21912 1 03	Schedule 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 8, 2004	/s/ Roberto A. Vivo
	Name:	Roberto A. Vivo

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